Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Net income from continuing operations	$75,924	$31,837	$75,185	$107,292	$96,732
Less- Change in accounting principle	(1,993)	-	18,416	-	(15,600)
Add- Taxes based on income	47,296	20,340	38,538	64,245	72,433

Net income before income taxes and change in accounting principle	125,213	52,177	95,307	171,537	184,765

Add- fixed charges:
Interest on long term debt	75,327	85,777	100,855	93,118	71,720
Amortization of net debt premium, discount, and expenses	1,059	1,377	1,495	1,497	1,345

Total fixed charges	76,386	87,154	102,350	94,615	73,065

Earnings available for fixed charges	201,599	139,331	197,657	266,152	257,830

Ratio of earnings to fixed charges	2.63	1.59	1.93	2.81	3.52